Rule 424(b)(3)
                                    Registration Statement
                                    No. 33-58418

PRICING SUPPLEMENT NO. 16,

Dated November 19, 1996, to
Prospectus, dated May 13, 1996 and
Prospectus Supplement, dated May 15, 1996.

                          THE CIT GROUP HOLDINGS, INC.
                          MEDIUM-TERM FIXED RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note               ( ) Senior Subordinated Note

Principal Amount:  U.S. $100,000,000.

Proceeds to Corporation:  99.788% or $99,788,000.

Underwriting Discount:  .212%.

Issue Price:  100.0%

Original Issue Date:  November 22, 1996.

Maturity Date:  November 22, 2001.

Interest Rate Per Annum:  6.25%.

Interest Payment Dates: Each May 22 and November 22, commencing May 22, 1997, provided that if any such day is not a Business Day, the payment will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about November 22, 1996.

                              CHASE SECURITIES INC.

Form:  Global Note.

Specified Currency:  U.S. Dollars.

Trustee, Registrar, Authenticating and Paying Agent:
      The First National Bank of Chicago, under Indenture dated as of May 1, 1994 between the Trustee and the Corporation.

                                  UNDERWRITING

      Chase Securities Inc. ( the "Underwriter") is acting as principal in this transaction.

      Subject to the terms and conditions set forth in a Term Sheet and Agreement dated November 19, 1996 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., CS First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, and UBS Securities LLC, the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $100,000,000 aggregate principal amount of the Notes.

      Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

      The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom it may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The Underwriter is a subsidiary of The Chase Manhattan Corporation and an affiliate of CBC Holding (Delaware) Inc., which owns 20% of the issued and outstanding shares of common stock of the Corporation. See "The Corporation" in the accompanying Prospectus. Peter J. Tobin, Executive Vice President and Chief Financial Officer of The Chase Manhattan Corporation, is a director of the Corporation. Pursuant to Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), the Underwriter will be deemed an affiliate of the Corporation. Accordingly, the offering of the Notes is being made in compliance with Rule 2720, which provides that, among other things, when a NASD member participates in such an offering, it may not execute transactions in any discretionary account without the prior specific written approval of the customer. In addition, an affiliate of the Underwriter engages in general financing and banking transactions with the Corporation in the ordinary course of business.




                                      -3-